Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

CHANGE OF ADDRESS OF PLACE OF BUSINESS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) announces that the place of business of the Company in the People’s Republic of China has been changed to China Southern Airlines Building, 68 Qixin Road, Baiyun District, Guangzhou (Postcode 510403), with effect from the date of this announcement.

Saved as disclosed above, the registered address of the Company, website of the Company, email address and other information remain unchanged.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

17 May 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.